
April 4, 2011

Via Facsimile and U.S. Mail
Mr. David A. Lorber
Frontfour Master Fund, Ltd.
Two Stamford Landing
68 Southfield Ave., Suite 290
Stamford, Connecticut 06902

Re: **Fisher Communications, Inc.**
       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
       Filed April 1, 2011 by FrontFour Master Fund, Ltd., et al.
       File No. 0-22439

Dear Mr. Lorber:

        We have conducted a limited review of the amended filing listed above and have the following comments.

<u>PRRN 14A</u>

1. We note your response to prior comment 5. As currently structured, shareholders voting for proposal 1 appear to be denied the opportunity to separately vote to approve an arrangement that could result in a change of the duration of an elected nominee's class and therefore, term, on the board. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." In that regard, it would appear that in seeking shareholder approval to elect nominees to the Board, you are also seeking shareholder approval to assign a particular nominee to a particular <u>class</u> of directors after giving effect to cumulative voting results. Referencing applicable state law and/or the constitutive documents of the company, please provide us with your analysis of why proposal 1 does not need to be disaggregated from an apparently distinct proposal seeking shareholder approval to implement the director class assignment arrangement agreed upon by the parties. We may have further comment.

2. We partially reissue prior comment 12. The materials you provided indicate a variance in size of the companies you assert are Fisher competitors. Please

supplementally provide us with the basis for your conclusions that the companies you cite to are competitors and advise us of whether consideration was given to adjustments for relative size differentials between the companies being compared. Also, the materials you provided do not appear to demonstrate support for your belief that Fisher's assets could generate *enhanced margins and substantial cash flows.* Please remove the assertion or provide support.

3. Refer to Item 6 (c) 4 of Schedule 14A. It would appear that you are seeking discretionary authority to cumulate votes. If you are soliciting for such authority, revise to so state and include this as a separate matter for approval on the form of proxy card.

<u>Closing Comments</u>

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Andrew Freedman, Esq.
                    Olshan Grundman Frome Rosenzweig & Wolosky LLP